UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on February 27, 2020, reporting the Company’s results for the fourth quarter and year ended December 31, 2019.

This Report on Form 6-K, excluding the commentary of Robert Hvide Macleod and Inger M. Klemp, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 6, 2020	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

FOURTH QUARTER 2019

27 February 2020

FRONTLINE LTD. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2019

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three months and year ended December 31, 2019:

Highlights

•
Highest quarterly net income in more than eleven years of $108.8 million, or $0.55 per diluted share for the fourth quarter of 2019, excluding $8.7 million of net cash receipts and accrued profit share in relation to the five charter-in and charter-out agreements with Trafigura that have been treated as a reduction of the acquisition cost of the vessels.

•	Net income adjusted for certain non-cash items of $106.9 million, or $0.54 per diluted share for the fourth quarter of 2019, excluding the net impact of the item above.
•	Declared a cash dividend of $0.40 per share for the fourth quarter of 2019.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the fourth quarter of 2019 were $58,000, $38,200 and $29,800, respectively.
•
For the first quarter of 2020, we estimate spot TCE on a load-to discharge basis of $90,300 contracted for 83% of vessel days for VLCCs, $71,900 contracted for 75% of vessel days for Suezmax tankers and $36,300 contracted for 72% of vessel days for LR2s. We expect the spot TCEs for the full first quarter of 2020 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the quarter, as well as current tanker market weakness.

•
The Company is in the final process of signing the sale-and-leaseback agreement in an amount of up to $544.0 million with ICBC Financial Leasing Co., Ltd (“ICBCL”) to finance the cash amount payable upon closing of the acquisition (as defined below), expected to take place on March 16, 2020.

•	In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to part finance the Suezmax tanker resale under construction at HSHI.
•
In February 2020, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $62.5 million from Crédit Agricole to part finance the VLCC resale under construction at HSHI.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

“Frontline’s ability to generate significant income has been proven in our fourth quarter results, and the strong market continued into the first quarter of 2020, resulting in the strongest earnings period since 2008 for owners of modern, fuel-efficient vessels. However, primarily due to the effect of the coronavirus, we have a near-term macro headwind with a slowdown in oil demand, particularly in China. We can’t forecast the duration of this impact, but once the coronavirus is contained Frontline is exceptionally well positioned for the strong rebound we believe will follow. We have a very modern fleet and robust capital structure at a historically low cash breakeven level, and a clear ambition to continue paying significant dividends to our shareholders.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"Frontline’s superior access to financing evidenced by the interest margins and terms of our recently concluded financings is a clear endorsement of the Company and reflects our strong relationships within the lending community. The terms of our recently concluded financing agreements further reduce the highly competitive breakeven levels across our fleet. Frontline’s estimated daily cash breakeven levels of $22,700, $19,700 and $15,600 for VLCCs, Suezmax tankers and LR2 tankers, respectively, provide significant operating leverage and help to protect our cash flows during periods of market weakness."

Average daily time charter equivalents ("TCEs")
($ per day)	Spot						Spot estimates	% covered	Estimated average daily BE rates
	2019	Q4 2019	Q3 2019	Q2 2019	Q1 2019	2018	Q1 2020		2020
VLCC	35,900	58,000	22,900	25,600	35,700	18,300	90,300	83%	22,700
SMAX	25,800	38,200	16,200	16,200	28,200	17,300	71,900	75%	19,700
LR2	22,000	29,800	15,900	18,100	24,000	14,900	36,300	72%	15,600

The estimated average daily cash breakeven rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses.

Spot estimates are provided on a load-to-discharge basis. The rates quoted are for days currently contracted. The actual rates to be earned in the first quarter of 2020 will therefore depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load to discharge basis. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the period end, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

On November 27, 2019 the Company disclosed that spot TCE of $64,800 per day had been contracted for 78% of vessel days for our VLCCs in the fourth quarter of 2019. As described above, due to the limited number of additional laden days at the end of the fourth quarter, additional booked revenues were limited and as such the total revenues for the 78% of vessel days contracted were spread over 100% of the days in the quarter, resulting in a lower TCE per day by the end of the fourth quarter of 2019.

The reporting of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.

When expressing TCE per day for the fourth quarter of 2019, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.

The Fleet

As of December 31, 2019, the Company’s fleet consisted of 71 vessels, with an aggregate capacity of approximately 13.5 million DWT:

(i)	48 vessels owned by the Company (14 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	three VLCCs that are under finance leases;
(iii)
10 Suezmax tankers to be acquired under the Sale and Purchase Agreement (the “SPA") with Trafigura Maritime Logistics (“TML”), a wholly owned subsidiary of Trafigura Group Pte Ltd. (“Trafigura”), five of which are currently recorded as finance leases and five of which will be recorded on closing of the Acquisition (as defined below);

(iv)	one VLCC that is recorded as an investment in finance lease;
(v)	two VLCCs chartered in from an unrelated third party; and
(vi)	seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax oil tankers).

As of December 31, 2019, the Company had entered into fixed rate time charter-out contracts for one LR2 tanker at a daily rate of $19,500, one Suezmax tanker at a daily rate of $23,750 per day and two Suezmax tankers at a daily rate of $17,000 each per day plus profit split with expiry in the first quarter of 2020. Frontline had also agreed to charter-out five of the 10 Suezmax tankers to be acquired under the SPA back to a subsidiary of Trafigura on three year time charters at a daily base rate of $28,400 with a 50% profit share above the base rate. The time charter receipts, net of charter hire payments, for the five vessels chartered back to Trafigura have been recorded as a reduction in the acquisition costs of the 10 vessels acquired under the SPA. Until closing of the transaction these receipts, net of payments, will not be reflected in our earnings. See note 4 to our condensed consolidated financial statements.  Accordingly, $8.7 million of profit on the charter-in and charter-out, including profit share due under the charter-out with Trafigura, has not been recognized in net income, but has been treated as a reduction of the acquisition cost of the vessels in the fourth quarter of 2019. See note 4 to our condensed consolidated financial statements.

In May 2019, the Company entered into an agreement to purchase a scrubber-equipped Suezmax tanker resale under construction at Hyundai Samho Heavy Industries ("HSHI"), due for delivery in April 2020, at a cost of $65.4 million.

In June 2019, the Company entered into an agreement to purchase a scrubber-equipped VLCC resale under construction at HSHI, expected to be delivered in May 2020, at a cost of $92.5 million.

In June 2019, the Company ordered two LR2 newbuildings from Shanghai Waigaoqiao Shipbuilding Co. Ltd. ("SWS"), China, expected to be delivered in January and March 2021 at a cost of $46.7 million each.

In August 2019, the Company entered into the SPA with Trafigura to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which holds the vessels (the “Acquisition”).

The Acquisition consideration as per the SPA consists of (i) 16,035,856 ordinary shares in Frontline at an agreed price of $8.00 per share that were issued upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which is targeted at to take place on March 16, 2020. Frontline has agreed to time charter the 10 vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000.

In October 2019, the Company exercised the options for two LR2 newbuildings from SWS, expected to be delivered in October 2021 and January 2022 at a cost of $46.7 million each.

In January 2020, notice was given on the charter-out agreements on two Suezmax tankers at a daily rate of $17,000 plus profit split which are expected to terminate in March 2020.

Newbuilding Program

As of December 31, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020 and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively.

As of December 31, 2019, total instalments of $45.0 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $302.0 million, of which we expect $159.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

As of February 26, 2020, Frontline has committed bank financing in place to finance the Suezmax tanker newbuilding and the VLCC newbuilding and a loan amount of $105.4 million is estimated to be drawn in 2020. The Company is in discussions with banks to finance the four LR2 newbuildings to be delivered in 2021 and 2022 and is confident that it will be able to do so on favorable terms.

Corporate Update

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities will effect a business combination to create a leading provider of exhaust gas cleaning systems (“EGCS” or “scrubbers”). The merger completed on January 23, 2020. The Company acquired an additional stake in the combined company from another shareholder for $0.8 million, resulting in an ownership interest of 17.34% in the combined company.

The Board of Directors has decided to declare a cash dividend of $0.40 per share for the fourth quarter of 2019. The record date for the dividend will be March 13, 2020. The ex-dividend date is expected to be March 12, 2020 and the dividend will be paid on or about March 26, 2020.

The Company had 196,894,321 ordinary shares outstanding as of December 31, 2019. The weighted average number of shares outstanding for the purpose of calculating basic earnings per share for the fourth quarter was 181,067,743, which excludes 11,727,609 of the 16,035,856 shares issued to Trafigura under the SPA.

Financing Update

In August 2019, an affiliate of Hemen Holding Ltd. the Company’s largest shareholder (“Hemen”), provided a guarantee to finance the cash amount of up to $547.0 million, payable at closing of the Acquisition. The Company expects to close the Acquisition on March 16, 2020 with the proceeds from the ICBCL financing arrangement (as described below), hence the Company will not proceed with the Hemen facility.

In October 2019, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by six months to May 2021.

In November 2019, the Company signed a senior secured term loan facility with Credit Suisse, for an amount of up to $42.9 million to part-finance the Suezmax tanker resale under construction at HSHI. The facility matures five years after delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

The Company is in the final process of signing the sale-and-leaseback agreement in an amount of up to $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the period with a purchase obligation at the end of the term.

In February 2020, the Company obtained a commitment from Crédit Agricole for a senior secured term loan facility in an amount of up to $62.5 million to part-finance the VLCC resale under construction at HSHI. The facility, which is subject to final documentation, will mature five years after delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

Fourth Quarter 2019 Results

The Company reports net income attributable to the Company of $108.8 million for the fourth quarter of 2019 compared with a net loss of $10.0 million in the previous quarter. The net income attributable to the Company adjusted for certain non-cash items was $106.9 million for the fourth quarter of 2019. The non-cash items consisted of a $0.8 million unrealized gain on marketable securities, a gain on derivatives of $2.2 million and a $1.1 million loss related to our interest in FMSI.

In September 2019, the Company sold 1.3 million shares of Golden Ocean Group Limited (“GOGL”) for proceeds of $7.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of GOGL in December 2019 for $7.6 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in March 2020 for $7.2 million and made a net cash settlement of $0.5 million after adjusting for foreign exchange differences. This has been treated as a repayment of debt.

Reconciliation of net income (loss) attributable to the Company adjusted for certain non-cash items¹:

(in millions of $)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Year ended Dec 31, 2019	Year ended Dec 31, 2018
Net income (loss) attributable to the Company	108.8	(10.0)	1.1	40.0	139.9	(8.9)
Add back:
Loss on termination of vessel lease, net of cash paid	—	—	—	—	—	5.8
Unrealized loss on marketable securities	—	—	—	1.4	1.4	5.7
Share of losses of associated company	1.1	—	—	—	1.1	—
Loss on derivatives	—	2.6	5.6	4.1	12.3	4.7

Less:
Gain on derivatives	(2.2)	—	—	—	(2.2)	(9.0)
Unrealized gain on marketable securities	(0.8)	(0.7)	(1.7)	—	(3.2)	(2.2)
Share of results of associated company	—	(2.0)	(0.8)	—	(2.8)	(0.2)
Release of accrued dry docking costs	—	—	—	—	—	(2.1)
Gain on sale of shares	—	—	—	—	—	(1.0)
Gain on termination of lease	—	—	—	—	—	(16.1)
Net (loss) income attributable to the Company adjusted for certain non-cash items	106.9	(10.1)	4.2	45.5	146.5	(23.3)
(in thousands)
Weighted average number of ordinary shares	181,068	173,282	170,069	169,821	173,579	169,810
Denominator for diluted earnings per share	197,070	179,906	170,069	169,821	179,315	169,810

(in $)
Basic earnings (loss) per share	0.60	(0.06)	0.01	0.24	0.81	(0.05)
Basic earnings (loss) per share adjusted for certain non-cash items	0.59	(0.06)	0.02	0.27	0.84	(0.14)
Diluted earnings (loss) per share	0.55	(0.06)	0.01	0.24	0.78	(0.05)
Diluted earnings (loss) per share adjusted for certain non-cash items	0.54	(0.06)	0.02	0.27	0.82	(0.14)

1 This press release describes net income (loss) attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP (non-GAAP). We believe the non-GAAP financial measures presented in this press release provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Tanker Market Update

Frontline’s performance in the fourth quarter was driven by increased tanker demand as ton-miles increased due to the growing Atlantic to Asia trade, tighter available fleet capacity and early effects of the IMO 2020 implementation. These factors coincided with the attacks on oil facilities in Saudi Arabia and the sanctions on the Cosco fleet, which further strengthened the market.
Just a few short weeks into 2020, the market strength reversed as Libya lost 1mb/day of oil production, Nigeria declared force majeure on Bonny crude and the world held its breath during attacks in the Middle East. Then the sanctions were lifted on the Cosco fleet and the coronavirus appeared, having made an immediate impact on world trade, oil demand and the freight market.

Our long term view remains unchanged
Despite the negative market sentiment created by the coronavirus, our long-term view has not changed, we believe that crude demand will continue to increase and that the fallout will be temporary rather than permanent. We are certainly not in a position to predict when that will happen, but we are cautiously optimistic that the spread of the virus will be contained sooner rather than later, even though it according to news headlines only is getting worse. To be perfectly clear, until the specter of the coronavirus subsides, we will be cautious in the short term.
Average sailing distances continue to grow
In the tanker business, demand is measured in ton-miles and oil transported from the US Gulf, Brazil or the North Sea to the Far East generates more demand for tankers than oil originating in the Arabian Gulf. This is a fundamental and important shift in trade routes. In fact, in January 2020 we experienced a record high number of VLCC cargoes from the US Gulf. When phase 1 of the trade agreement between China and the US is implemented, China will need to lift at least 12 VLCC cargoes from the US each month to comply with the terms of the agreement.
IMO 2020 happened and is changing the tanker market
Throughout last year, the investment community was laser focused on IMO 2020, and it was rightly viewed as a significant catalyst for all shipping segments. The impact of IMO2020 has been over-shadowed by other events recently, but the effects are real and will remain a factor for quite some time.
The impact of IMO 2020 on fuel prices has reshaped the industry by creating a significant competitive advantage for owners of modern vessels. As an example, a modern VLCC with a scrubber will be earning $30,000 per day at the same time as two-thirds of the VLCC fleet will earn around their daily operating expenses after fuel expenses. Frontline is particularly well positioned in this regard with one of the most modern, largest and fuel efficient fleets in the world.
Frontline’s IMO 2020 transition plan commenced in 2017 and has proceeded according to our expectations.  As of today, we have 26 exhaust gas cleaning systems, or ‘scrubbers’ in operation and plan to install a further six by this summer. Following these installations, 50% of the Company’s fleet will be operating with scrubbers. Frontline has a very modern fleet with an average vessel age of around four years and this ensures a key competitive advantage in the current fuel price environment.

Global fleet capacity growth is slowing
The fleet growth is a critical driver of long-term earnings in the tanker sector, and investors have repeatedly been disappointed in the past as over-ordering quickly destroys upcycles. There are currently virtually no tanker orders being placed, and while this can change with the stroke of a pen, the orderbook is at the lowest level since 1997.
We also expect vessel off hire to have a material impact on fleet capacity this year as it did in 2019.  There are 137 VLCCs, or 17% of the fleet, due for dry dock in 2020.  For Suezmax tankers the number is 109, or more than 20% of the fleet. Importantly, any off hire related to scrubber installations is not included in this number. Periodic dry dockings cannot be postponed, and global shipyards entered 2020 with the busiest schedule seen since 2007. The shipyards are even more stretched now due to the coronavirus, which will certainly have a positive knock-on effect on supply throughout 2020 and into 2021.
Sentiment does not last forever, and rates are likely to rebound as headlines shift
When the coronavirus is contained and the negative headlines about the virus subside, the tanker market could experience a particularly strong earnings period. The first half of the year is always weaker than the second half due to seasonal refinery maintenance, and rates for modern vessels are still at reasonably high levels compared to the same period in recent years, which speaks to the underlying conditions and the IMO 2020 shift. Last year a very heavy refinery maintenance season contributed to weaker tanker markets before giving way to a surge of demand towards the end of the year. Combined with increasing sailing distance and reduced effective fleet supply, this is in the simplest of terms a powerful combination.
In conclusion
Frontline have over recent years consistently been increasing its exposure to modern, fuel efficient vessels and we are now clearly seeing the benefit. We have been able to both grow and renew the fleet while maintaining very low breakeven levels, which now sits at around $19,400 across the full fleet, before accounting for time charter coverage, which is a historically low level for Frontline.
The current market headwinds remain strong, but our long term view of the tanker market remains constructive, and we believe that the impact of the coronavirus will certainly not be permanent. The VLCC segment is particularly weak as ton-miles demand has decreased, whilst our suezmaxes and LR2/aframaxes, two segments where Frontline has significant exposure, are enjoying better earnings on a relative basis.
The Company’s potential in strong markets has been demonstrated in the fourth quarter results and first quarter guidance, but we do not foresee any significant improvements in the present freight rates until the coronavirus has been contained.

Conference Call and Webcast

On February 27, 2020 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2156 3162
Norway toll free	800 10392
UK	+44 (0) 203 009 5710
UK Toll Free	0 800 376 7425
USA	+1 917 720 0178
USA Toll Free	866 869 2321
Conference ID	3892907

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	3892907

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 26, 2020

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2019

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2018 Oct-Dec	2019 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2019 Jan-Dec	2018 Jan-Dec
217,050	337,999	Total operating revenues	957,322	742,266

8,967	(1,388)	Other operating gain (loss)	3,422	10,206

94,709	113,826	Voyage expenses and commission	395,482	377,772
(1,712)	1,203	Contingent rental income (expense)	(2,607)	(19,738)
32,463	42,349	Ship operating expenses	157,007	130,623
5,109	2,164	Charter hire expenses	8,471	21,244
9,305	13,123	Administrative expenses	45,019	37,294
28,296	32,302	Depreciation	117,850	122,566
168,170	204,967	Total operating expenses	721,222	669,761
57,847	131,644	Net operating income	239,522	82,711
287	490	Interest income	1,506	843
(22,961)	(24,694)	Interest expense	(94,461)	(93,275)
—	—	Gain on sale of shares	—	1,026
(5,437)	758	Unrealized gain (loss) on marketable securities	1,737	(3,526)
246	(1,129)	Share of results of associated company	1,681	246
(16)	(476)	Foreign currency exchange loss	(26)	(869)
(4,669)	2,228	Gain (loss) on derivatives	(10,069)	4,256
412	289	Other non-operating items	403	506
25,709	109,110	Net income (loss) before income taxes and non-controlling interest	140,293	(8,082)
(219)	(272)	Income tax expense	(307)	(316)
25,490	108,838	Net income (loss)	139,986	(8,398)
(110)	(17)	Net income attributable to non-controlling interest	(14)	(482)
25,380	108,821	Net income (loss) attributable to the Company	139,972	(8,880)
0.15	0.60	Basic earnings (loss) per share attributable to the Company ($)	0.81	(0.05)
0.15	0.55	Diluted earnings (loss) per share attributable to the Company ($)	0.78	(0.05)

2018 Oct-Dec	2019 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2019 Jan-Dec	2018 Jan-Dec

25,490	108,838	Net income (loss)	139,986	(8,398)
(10)	42	Foreign exchange gain (loss)	106	893
(10)	42	Other comprehensive income (loss)	106	893
25,480	108,880	Comprehensive income (loss)	140,092	(7,505)

110	17	Comprehensive income attributable to non-controlling interest	14	482
25,370	108,863	Comprehensive income (loss) attributable to the Company	140,078	(7,987)
25,480	108,880	Comprehensive income (loss)	140,092	(7,505)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Dec 31 2019	Dec 31 2018
ASSETS
Current assets
Cash and cash equivalents	174,223	66,484
Restricted cash	3,153	1,420
Marketable securities	1,124	836
Marketable securities pledged to creditors	9,842	8,392
Other current assets	260,146	231,113
Total current assets	448,488	308,245

Non-current assets
Newbuildings	46,068	52,254
Vessels and equipment, net	2,579,905	2,476,755
Vessels under finance lease, net	418,390	90,676
Right of use assets under operating leases	12,058	—
Investment in finance lease	10,822	10,979
Goodwill	112,452	112,452
Investment in associated company	4,927	6,246
Prepaid consideration	55,287	—
Other long-term assets	9,421	20,234
Total non-current assets	3,249,330	2,769,596
Total assets	3,697,818	3,077,841

LIABILITIES AND EQUITY
Current liabilities
Short term debt	438,962	120,479
Current portion of obligations under finance lease	283,463	11,854
Current portion of obligations under operating lease	4,916	—
Other current liabilities	120,782	81,885
Total current liabilities	848,123	214,218

Non-current liabilities
Long term debt	1,254,417	1,610,293
Obligations under finance lease	76,447	87,930
Obligations under operating lease	7,561	—
Other long-term liabilities	1,062	1,183
Total non-current liabilities	1,339,487	1,699,406

Commitments and contingencies
Equity
Frontline Ltd. equity	1,509,976	1,163,800
Non-controlling interest	232	417
Total equity	1,510,208	1,164,217
Total liabilities and equity	3,697,818	3,077,841

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2018 Oct-Dec	2019 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2019 Jan-Dec	2018 Jan-Dec
		OPERATING ACTIVITIES
25,490	108,838	Net income (loss)	139,986	(8,398)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
28,921	34,554	Depreciation and amortization of deferred charges	122,496	125,038
(8,926)	—	Other operating gain	—	(10,308)
(3,247)	1,204	Contingent rental (income) expense	(2,607)	(21,273)
—	2,608	Finance lease payments received	15,149	—
—	—	Gain on sale of shares	—	(1,026)
5,437	(758)	Unrealized (gain) loss on marketable securities	(1,737)	3,526
(246)	1,129	Share of results of associated company	(1,681)	(246)
5,022	(2,091)	(Gain) loss on derivatives	11,757	(3,190)
(1,114)	263	Other, net	756	743
(16,644)	(36,851)	Change in operating assets and liabilities	(3,932)	(38,695)
34,693	108,896	Net cash provided by operating activities	280,187	46,171

		INVESTING ACTIVITIES
(12,204)	(29,756)	Additions to newbuildings, vessels and equipment	(195,972)	(216,310)
2,865	—	Finance lease payments received	—	5,336
—	—	Investment in associated company	—	(6,000)
—	—	Return of investment from associated company	3,000	—
—	2,401	Reduction in prepaid consideration	2,401	—
—	—	Proceeds from the sale of shares	—	17,757
(9,339)	(27,355)	Net cash used in investing activities	(190,571)	(199,217)

		FINANCING ACTIVITIES
25,000	—	Proceeds from debt	146,007	298,863
(51,661)	(30,620)	Repayment of debt	(185,262)	(172,412)
(2,142)	(9,765)	Repayment of finance leases	(15,228)	(10,094)
85	47,400	Net proceeds from issuance of shares	98,415	85
	—	Purchase of shares from non-controlling interest	(269)	—
—	(365)	Debt fees paid	(4,119)	8
—	(19,688)	Dividends paid	(19,688)	(386)
(28,718)	(13,038)	Net cash provided by (used in) financing activities	19,856	116,064

(3,364)	68,503	Net change in cash and cash equivalents and restricted cash	109,472	(36,982)
71,268	108,873	Cash and cash equivalents and restricted cash at start of period	67,904	104,886
67,904	177,376	Cash and cash equivalents and restricted cash at end of period	177,376	67,904

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2019 Jan- Dec	2018 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,821,192	169,809,324
Shares issued	27,073,129	11,868
Balance at end of period	196,894,321	169,821,192

SHARE CAPITAL
Balance at beginning of period	169,821	169,809
Shares issued	27,073	12
Balance at end of period	196,894	169,821

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	198,497	197,399
Stock compensation expense	438	1,025
Adjustment on repurchase of non-controlling interest	(70)	—
Shares issued	198,345	73
Balance at end of period	397,210	198,497

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	1,090,376	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	224	2,227
Adjustment on adoption of ASC 825	—	(2,896)
Other comprehensive income	106	893
Balance at end of period	330	224

RETAINED EARNINGS
Balance at beginning of period	(295,118)	(272,503)
Net income (loss) attributable to the Company	139,972	(8,880)
Adjustment on adoption of ASC 606/340	—	(16,631)
Adjustment on adoption of ASC 825	—	2,896
Cash dividends	(19,688)	—
Balance at end of period	(174,834)	(295,118)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,509,976	1,163,800

NON-CONTROLLING INTEREST
Balance at beginning of period	417	321
Net income attributable to non-controlling interest	14	482
Adjustment on repurchase of non-controlling interest	(199)
Dividend paid to non-controlling interest	—	(386)
Balance at end of period	232	417
TOTAL EQUITY	1,510,208	1,164,217

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 28, 2019.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of certain changes noted below.

ASC 842 (Leases)
The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company did not have any unamortized initial direct costs as of January 1, 2019 that needed to be written off; (ii) the Company did not have any lease incentives or accrued rental transactions that needed to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is the same and even if accounted for separately, the lease component of such contracts would be considered operating leases.

The Company currently has three major categories of leases-in - chartered-in vessels, vessels under finance lease and leased office and other space. Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized during the year ended December 31, 2019. The implementation of this standard has not caused a material change in the Company's operating expenses in the fiscal year 2019. The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.

ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates. The Company has elected not to apply the provisions of ASC 842 to short term leases.

For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease.

ASU 2018-07 (ASC 718 Compensation - Stock Compensation)
The Company has adopted this update effective January 1, 2019. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Consistent with the accounting requirement for employee share-based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share- based payment awards are measured at the grant date. The definition of the term grant date was also amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Consistent with the accounting for employee share-based payment awards, an entity considers the probability of satisfying performance conditions when nonemployee share-based payment awards contain such conditions. An entity should only remeasure liability-classified awards that have not been settled by the date of adoption and equity-classified awards for which a measurement date has not been established through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Upon transition, the entity is required to measure these nonemployee awards at fair value as of the adoption date. No such remeasurement is required upon adoption of the update by the Company. The revised definition of the grant date of share-based awards has been applied in accounting for the share consideration transferred to Trafigura on signing of the SPA. The shares have been accounted for as prepaid consideration at the grant date when a mutual understanding of the key terms and conditions for the issuance is reached on signing of the SPA and furthermore the shares are legally issued to Trafigura. Further details of the accounting for the transaction are disclosed in note 4.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2019 Jan-Dec	2018 Jan-Dec
Net income (loss) attributable to the Company	139,972	(8,880)

(in thousands)
Weighted average number of ordinary shares	173,579	169,810
Dilutive effect of contingently returnable shares	5,595	—
Dilutive effect of share options	141	—
Denominator for diluted earnings per share	179,315	169,810

The weighted average number of ordinary shares excludes 11,727,609 of the 16,035,856 shares issued to and beneficially owned by Trafigura as the shares are held in escrow under the terms of the SPA as of December 31, 2019. 4,308,247 of the shares initially issued to Trafigura were disposed of from the escrow in the fourth quarter and are now included within the denominator in the calculation of basic earnings per share.

4. TRAFIGURA TRANSACTION

In August 2019, the Company entered into the SPA with TML to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels.

The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which is targeted to take place on March 16, 2020. Frontline has agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share. As part of the Acquisition, Frontline had options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second special purpose vehicle. Frontline elected not to exercise the options in September 2019.

Upon commencement of the charters for the five vessels, which the Company does not charter back to Trafigura, the Company has concluded that the charter-in constitutes a finance lease, due to the obligation to purchase the underlying asset, and has recognized a right-of-use asset and finance lease obligation. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which has subsequently been adjusted to the right-of-use asset on commencement of the leases. The Company has recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $3.8 million and finance lease interest expense of $3.8 million has been recognized up until December 31, 2019 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%.

For the five vessels chartered back to Trafigura, the Company has determined that the charter-in of the vessels has not commenced as of December 31, 2019, as control of the right-of-use asset does not transfer to Frontline until closing of the Acquisition as a result of the lease back to Trafigura. The Company has allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which has been recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company has a commitment to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $9.9 million of profit on the charter-in and charter-out (Q4: $8.7 million), including profit share due under the charter-out with Trafigura, has not been recognized in net income and has been treated as a reduction of the acquisition cost of the vessels. Of this, $8.2 million (Q4: $7.4 million) has been offset against prepaid consideration and $1.7 million (Q4: $1.3 million) has been recorded under the finance lease vessel obligations.

5. NEWBUILDINGS

As of December 31, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively.

As of December 31, 2019, total instalments of $45.0 million had been paid and remaining commitments amounted to $302.0 million, of which we expect $159.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

In January 2019, the Company took delivery of the VLCC newbuilding Front Defender and in April 2019, the Company took delivery of the VLCC newbuilding Front Discovery.

6. DEBT

The Company drew down $55.3 million in January 2019 under its $110.5 million term loan facility with Credit Suisse in connection with the delivery of one VLCC.

In April 2019, the Company signed an amendment to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance scrubbers to be installed on one VLCC on the same terms as the existing facility. The additional tranche was subsequently drawn in April 2019, along with the delivery tranche of $55.3 million.

In June 2019, the Company signed amendments to two senior secured term loan facilities with Credit Suisse financing four VLCCs to increase the committed amount under each facility by up to $15.0 million, or $30.0 million in total. The additional $30.0 million was subsequently drawn down in June 2019.

In October 2019, the Company announced that it has extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by six months to May 2021.

In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse. The facility matures five years after delivery and carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance the Suezmax tanker resale under construction at HSHI.

The Company repaid $66.0 million in the year ended December 31, 2019 under its senior unsecured facility of up to $275.0 million with an affiliate of Hemen. As of December 31, 2019, $155.0 million remains available and undrawn.

7. MARKETABLE SECURITIES

In September 2019, the Company sold 1.3 million shares of Golden Ocean Group Limited (“GOGL”) for proceeds of $7.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of GOGL in December 2019 for $7.6 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in March 2020 for $7.2 million and made a net cash settlement of $0.5 million after adjustment for foreign exchange differences. This has been treated as a repayment of debt.

8. INVESTMENT IN ASSOCIATED COMPANY

In January 2019, Frontline announced that its ownership interest in FMSI had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.

In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.

A share of the results of FMSI of $1.7 million was recognized in the year ended December 31, 2019.

9. SHARE CAPITAL

The Company had an issued share capital at December 31, 2019 of $196,894,321 divided into 196,894,321 ordinary shares (December 31, 2018: $169,821,192 divided into 169,821,192 ordinary shares) of $1.00 par value each.

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an at-the-market share offering ("ATM"). In the year ended December 31, 2019 the Company issued 11,037,273 shares for proceeds of $98.4 million.

In August 2019, the Company issued 16,035,856 shares at a closing share price of $7.92 as a part of the consideration for the Acquisition.

10. RELATED PARTY TRANSACTIONS

At December 31, 2019, the Company leased three of its vessels from SFL Corporation Ltd. ("SFL"), formerly Ship Finance International Limited, a company under the significant influence of the Company’s largest shareholder. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the year ended December 31, 2019 was $4.8 million, which was $2.2 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In the year ended December 31, 2019 the Company repaid $66.0 million under its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen.

In the year ended December 31, 2019 the Company paid or accrued amounts totalling $9.1 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.

In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.

In August 2019, an affiliate of Hemen provided a guarantee to finance the cash amount of up to $547.0 million, payable at closing of the Acquisition of the 10 Suezmax tankers from Trafigura. The Company expects to close the Acquisition on March 16, 2020 with the proceeds from the ICBCL financing arrangement, hence the Company will not proceed with the Hemen facility. A $3.4 million guarantee fee was paid in the third quarter.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are expected to be delivered in April and May 2020, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022 respectively.

As of December 31, 2019, total instalments of $45.0 million had been paid and remaining commitments amounted to $302.0 million, of which we expect $159.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

As of December 31, 2019, the Company has remaining commitments for the installation of EGCS on 11 vessels owned by the Company, with a financial commitment of $8.3 million, excluding installation costs. These remaining commitments are due in 2020.

As of December 31, 2019, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on eight vessels, with a remaining commitment of $2.9 million excluding installation costs, which is due in 2020.

As of December 31, 2019, the Company has committed to the purchase of a special purpose company, which will hold 10 Suezmax tankers as a result of the Acquisition from TML. The cash amount due to TML on closing of the Acquisition on March 16, 2020 is $538.2 million.

12. SUBSEQUENT EVENTS

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities will effect a business combination to create a leading provider of scrubbers. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in the combined company from another shareholder for $0.8 million. Following the transactions, Frontline will own a 17.34% interest in the combined company.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme to Robert Hvide Macleod at a strike price of $7.30 per share. Following such issuance, Frontline has an issued share capital of $197,692,321 divided into 197,692,321 ordinary shares.

In January 2020, the joint venture agreement with GOGL and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company. The Company has also made a $1.5 million shareholder loan to the joint venture company.

In February 2020, the Company announced that Frontline Shipping Limited (“FSL”) has agreed with SFL to terminate the long term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline will receive a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company expects to record a gain on termination, including the compensation payment, of approximately $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. Following this termination, FSL will have two VLCCs on charter from SFL. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In February 2020, the Company obtained a commitment from Crédit Agricole for a senior secured term loan facility in an amount of up to $62.5 million to part-finance the VLCC resale under construction at HSHI. The facility, which is subject to final documentation, will mature five years after delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In February 2020, the Company declared a cash dividend of $0.40 per share for the fourth quarter of 2019.